[DYNEGY LETTERHEAD]

                                  March 9, 2000

Re: Dynegy Investment Plus

Dear Fellow Shareholders:

      I am pleased to provide you with detailed information on our dividend reinvestment and stock purchase plan, Dynegy Investment Plus. This plan allows you to purchase your initial shares of Class A common stock directly from Dynegy, easily reinvest your dividend payments or make additional cash purchases of our common stock, directly through Dynegy. Here are some of the main features:

      o Direct Purchase and Sale of Stock: You may purchase shares directly from Dynegy - and you may sell shares through the plan.

      o Dividend Reinvestment: You may elect to reinvest dividends on all or a portion of your holdings of Dynegy Class A common stock and certain eligible securities of Illinois Power Company.

      o Safekeeping: You may send your stock certificates to ChaseMellon Shareholder Services, our transfer agent, to have your shares held in safekeeping. A statement of holdings will be sent after each transaction.

      Please review the enclosed prospectus on our plan. You will find a summary of the plan under "Key Features of Plan" on page 2. This prospectus should help you to understand the features of the plan and better match our services to fit your investment needs. To participate, simply complete and return the enclosed enrollment form to ChaseMellon Shareholder Services in the enclosed envelope. Should you have any additional questions, please feel free to contact ChaseMellon, toll free at 1-888-921-5563.

      As always, I appreciate your interest in Dynegy.

                                          Sincerely,


                                          /s/ C. L. Watson

                                          C. L. Watson